CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

NORTHERN DYNASTY MINERALS LTD.
Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)

	September 30	December 31
	2007	2006
	(unaudited)

ASSETS

Current assets
Cash and equivalents	$35,885	$93,690
Marketable securities (note 3)	25	–
Amounts receivable and prepaids	1,494	490
Options exercised proceeds receivable (note 6)	–	3,740
Balance receivable from related parties (note 6)	8,664	192
	46,068	98,112

Equipment	594	633
Mineral property interests	168,222	168,222

Total Assets	$214,884	$266,967

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$7,175	$7,839
Balance payable to related parties (note 6)	24	–
	7,199	7,839

Future income tax liability	57,831	61,601
Non-controlling interest (note 4)	16,610	–
	74,441	61,601

Shareholders' equity
Share capital	360,678	357,364
Contributed surplus	18,229	10,062
Accumulated other comprehensive income (note 2)	5	–
Deficit	(245,668)	(169,899)
	133,244	197,527
Subsequent events (note 7)

Total Liabilities and Shareholders' Equity	$214,884	$266,967

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited - Expressed in thousands of Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006

Expenses
Amortization	$36	$26	$112	$63
Conference and travel	278	199	727	561
Exploration (see schedule of exploration expenses)	27,396	16,115	62,894	34,047
Foreign exchange loss (gain)	1,266	(230)	3,111	(27)
Interest income	(560)	(943)	(2,350)	(1,253)
Legal, accounting and audit	495	240	956	608
Office and administration	1,710	696	3,823	2,310
Shareholder communication	115	69	498	247
Stock-based compensation - exploration (note 5(b))	937	203	3,871	1,448
Stock-based compensation - administration (note 5(b))	1,447	845	5,617	3,258
Trust and filing	39	29	269	147
Net loss before the following	33,159	17,249	79,528	41,409
Gain on sale of marketable securities	–	–	–	(194)
Loss on disposal of fixed assets	11	–	11	–
Net loss before taxes	33,170	17,249	79,539	41,215
Future income tax recovery	(832)	–	(3,770)	–
Loss for the period	$32,338	$17,249	$75,769	$41,215

Other comprehensive (income)
Unrealized gain on available-for-sale marketable securities (note 3)	–	–	(5)	–
Other comprehensive (income)	$–	$–	$(5)	$–

Total comprehensive (income) loss	$32,338	$17,249	$75,764	$41,215

Basic and diluted loss per common share	$0.35	$0.20	$0.82	$0.52

Weighted average number of
common shares outstanding	91,967,605	86,598,916	91,882,483	79,893,925

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006

Operating activities
Loss for the period	$(32,338)	$(17,249)	$(75,769)	$(41,215)
Items not involving cash
Amortization	36	26	112	63
Contributions from non-controlling interest (note 4)	16,610	–	16,610	–
Future income tax recovery	(832)	–	(3,770)	–
Gain on sale of marketable securities	–	–	–	(194)
Loss on disposal of fixed assets	11	–	11	–
Shares received for property option agreement (note 3)	–	–	(20)	–
Stock-based compensation (note 5(b))	2,383	1,049	9,487	4,706
Changes in non-cash working capital items
Amounts receivable and prepaids	(268)	52	(1,004)	(221)
Accounts payable and accrued liabilities	(136)	2,225	(664)	3,230
Balances receivable from and payable to related parties	(8,403)	3	(8,448)	(147)
Cash and equivalents used in operating activities	(22,937)	(13,894)	(63,455)	(33,778)

Investing activities
Disposal of equipment	28	–	28	–
Purchase of equipment	–	(147)	(112)	(164)
Acquisition costs	–	–	–	(82)
Proceeds on sale of marketable securities	–	–	–	558
Cash and equivalents provided by (used for) investing activities	28	(147)	(84)	312

Financing activities
Common shares issued for cash, net of issue costs	370	99,546	1,994	127,249
Options exercised proceeds received (note 6)	–	–	3,740	–
Cash provided from financing activities	370	99,546	5,734	127,249

Increase/(decrease) in cash and equivalents	(22,539)	85,505	(57,805)	93,783
Cash and equivalents, beginning of period	58,424	21,227	93,690	12,949

Cash and equivalents, end of period	$35,885	$106,732	$35,885	$106,732

Supplementary information
Taxes paid	$–	$–	$–	$–
Interest paid	$–	$–	$–	$–
Interest received	$560	$943	$2,350	$1,253

Non-cash investing and financing activities
Fair value of stock options allocated to shares issued upon
exercise	$312	$319	$1,320	$2,769

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in thousands of Canadian Dollars, except for share information)

	Nine months ended		Year ended
	September 30, 2007		December 31, 2006
		(unaudited)

Share capital	Number of shares		Number of shares
Balance at beginning of the period	91,685,519	$357,364	60,092,607	$132,362
Share purchase options exercised at $4.50 per share	19,068	86	19,932	90
Share purchase options exercised at $4.65 per share	–	–	100,000	465
Share purchase options exercised at $5.00 per share	–	–	1,897,500	9,488
Share purchase options exercised at $5.31 per share	140,066	744	99,932	531
Share purchase options exercised at $5.37 per share	10,000	54	–	–
Share purchase options exercised at $5.40 per share	68,400	369	64,933	351
Share purchase options exercised at $7.25 per share	102,900	746	22,498	163
Fair value of stock options allocated to shares issued on exercise	–	1,320	–	5,045
Warrants exercised at $5.00 per share, net of issue costs	–	–	6,985,344	34,004
Common shares issued pursuant to share purchase
agreement, net of issue costs	–	(5)	8,745,845	87,444
Common shares issued upon acquisition	–	–	14,002,268	89,194
Common shares returned to treasury	–	–	(345,340)	(1,773)
Balance at end of the period	92,025,953	$360,678	91,685,519	$357,364

Contributed surplus
Balance at beginning of the period		10,062		7,289
Stock-based compensation		9,487		6,045
Common shares returned to treasury		–		1,773
Fair value of stock options allocated to shares issued on exercise		(1,320)		(5,045)
Balance at end of the period		$18,229		$10,062

Deficit
Balance at beginning of the period		(169,899)		(111,516)
Loss for the period		(75,769)		(58,383)
Balance at end of the period		$(245,668)		$(169,899)

Accumulated other comprehensive income
Unrealized gain on available-for-sale marketable securities (note 3)		5		–
Balance at end of the period		$5		$–

TOTAL SHAREHOLDERS' EQUITY		$133,244		$197,527

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in thousands of Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006

Assays and analysis	$321	$246	$823	$346
Drilling	6,364	3,038	13,151	4,621
Engineering	668	332	2,693	3,623
Environmental	6,451	3,865	14,598	9,855
Equipment rental	2	11	65	38
Freight	552	455	1,557	820
Geological	401	389	1,256	827
Graphics	23	7	90	18
Helicopter	4,258	2,377	8,822	3,904
Option payments	–	–	(20)	–
Property fees and assessments	71	44	169	123
Site activities	6,232	3,757	13,571	5,848
Socioeconomic	1,642	1,265	5,278	3,423
Travel and accommodation	411	329	841	601
Incurred during the period	27,396	16,115	62,894	34,047
Cumulative expenditures, beginning of period	172,772	104,593	137,274	86,661
Cumulative expenditures, end of period	$200,168	$120,708	$200,168	$120,708

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2007 and 2006
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

1.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent audited annual financial statements except for the changes described in note 2 below. These interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements, which have been publicly filed on SEDAR at www.sedar.com.

The interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company’s has concluded that its partnership with Anglo-American plc in the Pebble Project (note 4) qualifies as a variable interest entity and the Company is the primary beneficiary. Consequently, the Company has consolidated the activities of the Pebble Partnership at September 30, 2007.

Operating results for the three and nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2007.

2.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Section 3855 – Financial Instruments – Recognition and Measurement.

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or other comprehensive income (loss), depending on the classification of that related instrument.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income (loss).

All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, other financial liabilities or derivatives. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2007 and 2006
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

•	Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

•	Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the asset is removed from the balance sheet.

•	Held for trading financial instruments are measured at fair value. Changes in fair value are included in net earnings (loss) in the period in which they arise.

•

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings (loss) in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case changes in fair value are recognized in other comprehensive income (loss).

In accordance with this new standard, the Company has classified its financial instruments as follows:

•

Marketable securities are classified as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

(b)	Section 3865 – Hedges.

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

(c)	Section 1530 – Comprehensive Income (Loss).

Comprehensive income (loss) is the change in the Company’s shareholders’ equity that results from transactions, events, and circumstances from other than the Company’s shareholders and includes items that would not normally be included in net earnings (loss), such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in accumulated other “comprehensive income (loss)” until it is considered appropriate to recognize into net earnings (loss). This standard requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a consolidated statement of comprehensive income and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2007 and 2006
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

3.	MARKETABLE SECURITIES

	Number of
Available for sale	shares	Amount
Solomon Resources Limited
Cost – common shares	75,000	$20
Unrealized loss recognized March 2007	–	(1)
Balance, March 31, 2007	75,000	19
Unrealized gain recognized June 2007	–	7
Balance, June 30, 2007	75,000	26
Unrealized loss recognized September 2007	–	(1)
Balance, September 30, 2007	75,000	$25

In October 2006, the Company entered into an option agreement with Solomon Resources Limited (“Solomon”), a company listed on the TSX Venture Exchange, whereby Solomon will have the right to earn up to a 60% interest in the Eyapamikama Lake property (formerly Arseno Lake), a non core property of the Company. Under the option agreement, Solomon is granted an exclusive option to earn a minimum 50% interest in the property by funding an initial exploration program of $25 (completed). Under the option agreement to earn its 50% interest, Solomon must:

•

Issue to the Partners a total of 100,000 shares of Solomon and $35 or 200,000 common shares of Solomon (“Solomon shares”) by January 31, 2007 (completed). Solomon has opted to issue 200,000 Solomon shares, of which 75,000 were issued to the Company and 125,000 to Energold.

•	Incur exploration expenditures totaling $1,000 and issue to the Partners 200,000 Solomon shares and $35 or 400,000 Solomon shares by January 31, 2008.
•	Incur exploration expenditures cumulatively totaling $2,000 by January 31, 2009.

Solomon has the option to increase its interest to 60% by issuing to the Partners 300,000 Solomon shares and $100 by January 31, 2009 and incurring additional $1,000 in exploration expenditures by January 31, 2010.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2007 and 2006
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

4.	PARTNERSHIP WITH ANGLO-AMERICAN ON PEBBLE PROPERTY

On July 31, 2007, the Company through a wholly owned affiliate, the Northern Dynasty Partnership, formed a 50:50 limited partnership with a wholly owned subsidiary of Anglo American plc (“Anglo”) with equal rights in the Company’s Pebble Project. The Company contributed its right, title and interest in the Pebble Property to the partnership. Anglo is making a staged cash investment of US$1.425 billion.

The purpose of the strategic partnership is to engineer, permit, construct and operate a modern, long- life mine at the Pebble Project. The transaction agreements lay out a schedule to accomplish this goal, targeting completion of a pre-feasibility study by December 2008, a feasibility study by 2011 and commencement of commercial production by 2015.

Anglo’s staged investment includes a committed expenditure of US$125 million to complete a pre- feasibility study targeted at the end of 2008. After the completion of the pre-feasibility study, Anglo must, in order to retain its 50% interest, elect to commit to a further US$325 million for a feasibility study, the completion and approval of which is targeted for 2011, and this is expected to take the partnership to a production decision. Upon the decision to develop a mine, Anglo must elect to commit to the next US$975 million of expenditures to retain its 50% interest, completion of which will meet the US$1.425 billion requirement. If the feasibility study is completed after 2011, Anglo’s overall funding requirement increases to US$1.5 billion. The partnership agreement provides for equal project control rights with no operator’s fees payable to either party. After Anglo’s staged contribution is completed, both partners will be equally responsible to fund the project going forward.

The Company determined that the Pebble Limited Partnership is a variable interest entity (“VIE”) in accordance with Accounting Guideline 15 (“AcG-15”), “Consolidation of Variable Entities”. AcG- 15 prescribes the application of consolidation principles for entities that meet the definition of a VIE and for which the Company is considered the primary beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary. The Company has concluded that it is the primary beneficiary of the VIE and consequently has consolidated the activities of the Pebble Limited Partnership from August 1, 2007. Expenditures incurred on the Pebble Project through the partnership have been included in the statement of operations. Anglo’s contributions of $16.6 million at September 30, 2007 have been recorded as a non-controlling interest in the partnership.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2007 and 2006
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

5.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares, without par value.

(b)	Share purchase options

The continuity of share purchase options for the period ended September 30, 2007 is:

	Exercise	Dec 31			Expired /	Sept 30
Expiry date	price	2006	Granted	Exercised	cancelled	2007
September 28, 2007	$ 5.40	85,067	–	(68,400)	(16,667)	–
November 30, 2007	$ 4.50	150,068	–	(19,068)	–	131,000
November 30, 2007	$ 5.31	515,066	–	(140,066)	–	375,000
December 14, 2007	$ 5.37	15,000	–	(10,000)	–	5,000
April 30, 2009	$ 7.25	410,670	–	(42,900)	(5,834)	361,936
April 30, 2009	$ 9.81	62,500	–	–	(10,000)	52,500
April 30, 2009	$ 10.32	–	613,000	–	(15,000)	598,000
April 30, 2011	$ 7.25	1,125,000	–	(60,000)	(120,000)	945,000
February 20, 2012	$ 10.95	–	828,000	–	–	828,000
		2,363,371	1,441,000	(340,434)	(167,501)	3,296,436

Weighted average exercise price		$ 6.64	$ 10.68	$ 5.87	$ 7.49	$ 8.44

At September 30, 2007, there were 1,852,866 options exercisable, with a weighted average price of $7.55 per share.

The exercise prices of all share purchase options granted during the period ended September 30, 2007 were equal to the market price at the grant date. Using an option pricing model the estimated fair value of options have been recognized in the statement of operations based on the assumptions noted below:

	Three months ended		Nine months ended
		September 30		September 30
	2007	2006	2007	2006
Exploration
Engineering	$308	$12	$1,152	$521
Environmental, socioeconomic and land	169	6	714	155
Geological	460	185	2,005	772
Exploration	937	203	3,871	1,448
Operations and administration	1,447	845	5,617	3,258
Total compensation cost recognized in
operations, credited to contributed
surplus	$2,384	$1,048	$9,488	$4,706

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2007 and 2006
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

The weighted average assumptions used to estimate the fair value of options for the period ended September 30, 2007 and 2006 were:

	Three months ended		Nine months ended
		September 30		September 30
	2007	2006	2007	2006
Risk-free interest rate	4%	4%	4%	4%
Expected life	3.8 years	4.4 years	3.8 years	4.4 years
Vesting period	0 – 18 months	0 – 24 months	0 – 18 months	0 – 24 months
Expected volatility	64%	53%	64%	53%
Expected dividend yield	nil	nil	nil	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

6.	RELATED PARTY BALANCES AND TRANSACTIONS

	Three months ended		Nine months ended
		September 30		September 30
Transactions	2007	2006	2007	2006
Services rendered and expenses reimbursed
Hunter Dickinson Inc.	$1,240	$792	$3,741	$2,454
Sidev Holdings Ltd.	62	29	139	140
Beattie Consulting Ltd.	–	–	–	2
C.E.C. Engineering Ltd.	16	–	17	–

	At Sept. 30	At December 31
Balances receivable	2007	2006
Hunter Dickinson Inc. (a)	$1,725	$192
Northern Dynasty directors and employees (e)	–	3,740
Pebble Limited Partnership (b)	6,939	–
	$8,664	$3,932

Balances payable
Sidev Holdings Ltd. (c)	$(24)	$–
	$(24)	$–

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Northern Dynasty. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2007 and 2006
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

Balances receivable from HDI result from advances to HDI by the Company for services to be rendered subsequent to the period reported.

(b)

As per the Pebble Limited Partnership (“Partnership”) agreement (note 3), Anglo is committed to fund US$125 million in expenditures to complete a pre-feasibility study by the end of 2008. The balance receivable relates to amounts owing by Anglo to the Partnership for expenditures incurred by the Company’s affiliate, the Northern Dynasty Partnership, since August 1, 2007.

(c)

Sidev Holdings Ltd. is a private company controlled by the Chief Operating Officer and a director of Pebble East Corp. (formerly Northern Dynasty Mines Inc.), a wholly owned private US subsidiary of the Company, and provides project management services at market rates.

(d)	C.E.C. Engineering Ltd. is a private company controlled by a director that provides engineering and project management services to the Company based on the fair market value of those services.

(e)

On November 30, 2006, the Company received irrevocable notifications of exercise from holders of 748,000 common share purchase options. Under the Company's incentive option plan, as amended, the persons exercising these options were permitted to defer paying to the Company the required exercise proceeds of $5.00 per share for a period up until 10 days after an internally imposed share trading blackout period applicable to these persons had been lifted (but within 90 days in any event unless a regulatory approval for a further extension was obtained). The common share certificates in respect of these exercised options were held by the Company and were not released until the required cash payment was received. In February 2007, the blackout was lifted and the said cash payment was received by the Company.

7.	SUBSEQUENT EVENTS

Subsequent to September 30, 2007, the Company:

	a)	issued 88,036 common shares pursuant to the exercise of share purchase options, 88,000 options at $5.31 per share and 36 options at $7.25 per share;

	b)	paid a finder’s fee with 15,000 of the Solomon shares (note 3); and

	c)	common shares commenced trading on the Toronto Stock Exchange on October 30, 2007, under the symbol “NDM”.